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ROBERT A. ROBERTSON robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

August 24, 2015

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Deborah D. Skeens, Division of Investment Management

Re:	West Shore Real Return Fund (the “Fund”)

of Two Roads Shared Trust (the “Registrant”)

(File No. 333-182417; 811-22718)

Dear Ms. Skeens:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the Fund, a series of the Registrant, filed with the Commission on June 29, 2015. The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment no. 69 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about August 28, 2015.

General Comments

Comment 1.	Please confirm that any missing or incomplete information, including fee and expense tables and expense examples, will be filed by amendment.

Response 1. The Registrant confirms that all missing or incomplete information, including fee and expense tables and expense examples, will be filed by amendment.

Comment 2.	Please file Tandy representations via EDGAR Correspondence prior to the effective date of the Registration Statement.

Securities and Exchange Comm.
August 24, 2015

Response 2. The Registrant confirms that the requested representations will be made.

Comments to the Prospectus

Comment 3.	With respect to the Fund’s wholly-owned Cayman subsidiary (the “Subsidiary”):

The Staff raised a number of questions about the Subsidiary. As a preliminary matter, the Subsidiary is similar to the wholly-owned subsidiaries of perhaps hundreds of other mutual funds. In the case of the Fund, the Subsidiary allows income earned from certain investments linked to commodities to qualify for the 90% gross income test (i.e., requirement that at least 90% of a mutual fund’s gross income be derived from dividends, interest, gains from the sale of securities and certain other enumerated sources). The Fund looks through the Subsidiary for compliance with the Investment Company Act of 1940 (the “1940 Act”) and financial statement consolidation purposes. As noted in the Fund’s registration statement, the Fund is limited to investing 25% of its assets in the Subsidiary to comply with diversification requirements.

We respond to specific Staff comments below:

a.	The Staff notes that the term “Subsidiary” includes any subsidiary of the Subsidiary.

Response 3a. The Registrant confirms that the Subsidiary will not own any other subsidiaries.

b.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and the use of leverage (Section 18) on an aggregate basis with the Subsidiary.

Response 3b. Comment accepted. The Registrant has added the following disclosure to the Management – Investment Subsidiary section of the Prospectus: “For purposes of testing compliance with the Fund’s requirements under the 1940 Act, the Fund looks through the Subsidiary, and aggregates the Subsidiary’s individual holdings together with direct holdings of the Fund.”

Securities and Exchange Comm.
August 24, 2015

The Registrant also references the following disclosure in the Fund’s statement of additional information (“SAI”): “The Subsidiary will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments. The Fund will look through the Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions.”

c.	Please disclose that each investment adviser to the Subsidiary complies with Section 15 of the 1940 Act relating to advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the Investment Advisers Act of 1940.

Response 3c. The Registrant confirms that the investment adviser to the Subsidiary, West Shore Group, LLC, also serves as the investment adviser to the Fund and is registered as an investment adviser with the SEC.

d.	If the same person is investment adviser to both the Fund and the Subsidiary, the Staff notes that for purposes of complying with Section 15(c), reviews of the investment advisory agreements of the Fund and the Subsidiary, respectively, may be combined.

Response 3d. Comment acknowledged.

e.	The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Fund’s registration statement.

Response 3e. Comment acknowledged. The Registrant notes that the Subsidiary’s investment advisory agreement is between its adviser, West Shore Group, LLC, and the Subsidiary. The agreement is not a material contract with respect to the Fund or its shareholders, and therefore we do not believe it needs to be filed as an exhibit to the Fund’s registration statement.

f.	Please disclose that the Subsidiary complies with investment restrictions and prohibitions on affiliated transactions under Section 17 of the 1940 Act, and identify the custodian of the Subsidiary.

Securities and Exchange Comm.
August 24, 2015

Response 3f. As noted in response to Comment 3b. above, the Registrant has added the following disclosure to the Management – Investment Subsidiary section of the Prospectus: “For purposes of testing compliance with the Fund’s requirements under the 1940 Act, the Fund looks through the Subsidiary, and aggregates the Subsidiary’s individual holdings together with direct holdings of the Fund.”

The Registrant also references the following disclosure in the Prospectus: “The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers that provide those services to the Fund.” The Registrant confirms that the Subsidiary has the same custodian as the Fund (MUFG Union Bank, N.A.).

g.	Please disclose that the Fund has received a Private Letter Ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Fund’s investment in the Subsidiary is “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary. If no such Private Letter Ruling has been obtained, please disclose the basis on which the Fund has determined that such undistributed income is qualifying income, such as an opinion of counsel.

Response 3g. The Registrant has added the following disclosure to the Additional Information about Principal Investment Strategies and Related Risks – Principal Risk Factors section of the Prospectus: “The Fund has not obtained a ruling from the Internal Revenue Service (“IRS”) with respect to its investments or its structure. Based on the analysis in private letter rulings previously issued to other taxpayers, the Fund intends to treat its income from the Subsidiary as qualifying income without any such ruling from the IRS.”

h.	Please confirm supplementally that the Fund’s principal investment strategies and risks reflect the aggregate operations of both the Fund and the Subsidiary.

Response 3h. The Registrant confirms that the Fund’s principal investment strategies and risks reflect the aggregate operations of both the Fund and the Subsidiary.

Securities and Exchange Comm.
August 24, 2015

i.	Please confirm that the financial statements of the Subsidiary have been consolidated with those of the Fund.

Response 3i. The Registrant confirms that the financial statements of the Subsidiary have been consolidated with those of the Fund.

j.	Please confirm supplementally that the Subsidiary’s expenses will be included in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table in the Prospectus.

Response 3j. The Registrant confirms that the expenses incurred indirectly by the Fund as a result of its investment in the Subsidiary will be included in the Fees and Expenses of the Fund—Annual Fund Operating Expenses table in the Prospectus.

k.	Please confirm supplementally that the Subsidiary and its board of directors have agreed to service of process in the United States.

Response 3k. The Registrant confirms that the Subsidiary has designated a domestic (U.S.) agent for service of process.

l.	Please confirm supplementally that the Subsidiary and its board of directors will agree to an inspection of the Subsidiary’s books and records by the SEC Staff.

Response 3l. The Subsidiary’s board of directors agrees that upon proper request, the Subsidiary’s books and records will be made available to the SEC Staff for inspection.

Comment 4.	In the Principal Investment Strategies section, please clarify how the Fund will gain exposure to real asset investments.

Response 4. Comment accepted. The Registrant has added the following disclosure: “The Fund gains exposure to real asset investments primarily through investments in underlying funds, which, in turn, invest, either directly or indirectly through derivatives (which may include swaps, futures, and options), in such real asset investments. In executing this strategy, the Fund may allocate its assets among one or more underlying funds.”

Securities and Exchange Comm.
August 24, 2015

In addition, with respect to the Fund’s investment in the Subsidiary, the Registrant has revised the disclosure as follows: “In executing the Fund’s real asset investments and alternative investments strategies, the Fund seeks to gain exposure to commodity-linked investments by investing in underlying funds that may provide exposure to instruments which may include, among others, raw materials, precious metals, collectibles and other commodity-linked investments.”

Comment 5.	The Staff notes that the Fund may invest in fixed income securities of any credit quality or maturity as a principal investment strategy. Please add related disclosure to the Principal Investment Risks section regarding high-yield securities.

Response 5. Comment accepted. The Registrant has added the following disclosure to the Principal Investment Risks section: “High-Yield Securities (“Junk Bonds”) Risk. Fixed income securities that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer. Such high-yield securities (commonly known as “junk bonds”) are generally considered speculative because they present a greater risk of loss, including default, than higher quality fixed income securities.”

Comment 6.	The Staff notes that the Fund may invest in options as a principal investment strategy. Please add related disclosure to the Principal Investment Risks section regarding options.

Response 6. Comment accepted. The Registrant has added the following disclosure to the Principal Investment Risks section: “Options Risk. To the extent the Fund employs options as a component of the Fund’s investment strategies, the Fund is subject to the risk that option prices may change in ways not expected by the Fund. Volatility is a measure of risk (uncertainty), or variability of price of an option’s underlying equity security. Higher volatility estimates reflect greater expected fluctuations (in either direction) in underlying price levels. Because the Fund may both buy and sell options, there is a risk that changes in volatility assumptions are not consistent or correlated for options of various terms to expiration.”

Comment 7.	The Staff notes that the Fund may invest in master limited partnerships as a principal investment strategy. Please add related disclosure to the Principal Investment Risks section regarding master limited partnerships.

Securities and Exchange Comm.
August 24, 2015

Response 7. Comment accepted. The Registrant has added the following disclosure to the Principal Investment Risks section: “Master Limited Partnerships (“MLPs”) Risk. MLPs are limited partnerships in which ownership units are publicly traded. Such units may trade infrequently and in limited volume, and may be subject to abrupt or erratic price movements. In addition, limited partners of an MLP, such as the Fund, may have limited control and limited voting rights. MLPs that concentrate in a particular industry, sector or region are subject to risks associated with such industry, sector or region. Investments held by an MLP may be illiquid.”

Comment 8.	The Staff notes that the Principal Investment Risks section includes a risk factor regarding asset-backed securities. Please revise the disclosure to specify the types of securities to which this risk applies.

Response 8. Comment accepted. The Registrant has replaced the Asset-Backed Securities Risk factor with the following risk factor, which specifies the types of securities to which this risk applies: “Mortgage-Backed and Asset-Backed Securities Risk. The Fund’s investment in mortgage-backed securities and other asset-backed securities, such as automobile or home equity loans, installment sales contracts, computer and other leases, credit card receivables or other assets, subjects the Fund to prepayment and extension risk, interest rate risk, market risk and management risk.”

* * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

●	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
●	The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
●	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Comm.
August 24, 2015

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037. Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson